Getty Images Holdings, Inc.
605 5th Ave S., Suite 400
Seattle, Washington 98104
April 24, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Re:	Getty Images Holdings, Inc. Registration Statement on Form S-3 Filed April 2, 2024 File No. 333-278454
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Getty Images Holdings, Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-referenced Registration Statement on Form S-3 to become effective on April 26, 2024, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.
The Company hereby authorizes Heather Emmel of Weil, Gotshal & Manges LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.
The Company requests that it be notified of such effectiveness by a telephone call to Heather Emmel of Weil, Gotshal & Manges LLP at (212) 310 8849.

Very truly yours, GETTY IMAGES HOLDINGS, INC.

By:	/s/ Kjelti Kellough
Name:	Kjelti Kellough
Title:	Senior Vice President, General Counsel and Secretary

cc:	Heather Emmel, Weil, Gotshal & Manges LLP Sakshi Sharma, Weil, Gotshal & Manges LLP Tina Tang, Weil, Gotshal & Manges LLP